SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Echelon Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.01 par value

(Title of Class of Securities)

27874N105

(CUSIP Number of Class of Securities Underlying Common Stock)

Kathleen B. Bloch, Esq.

Echelon Corporation

550 Meridian Avenue

San Jose, CA 95126

(408) 938-5200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Larry W. Sonsini, Esq.

Page Mailliard, Esq.

John E. Aguirre, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
Not applicable*	Not applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

On October 27, 2008, M. Kenneth Oshman, Chief Executive Officer of Echelon Corporation (the “Company”), sent an e-mail to employees of the Company (the “E-mail”) describing the Company’s intention to commence an exchange program (the “exchange program”) pursuant to which certain holders of outstanding stock options and/or stock-settled stock appreciation rights, or SSARs, (the options and/or SSARs eligible for the exchange program are referred to herein as “eligible awards”) will be permitted to exchange their eligible awards for new SSARs to be granted under the Company’s 2007 Stock Plan. The text of the E-mail is attached as Exhibit 99.1 and is incorporated herein by reference. The E-mail does not constitute an offer to holders of eligible awards to exchange the eligible awards.

The exchange program will be commenced at the time determined in the discretion of the Compensation Committee of the Company’s Board of Directors, which also may choose not to implement the exchange program. At the time the exchange program begins, if at all, the Company will provide holders of eligible awards with written materials explaining the precise terms and timing of the exchange program. If you are eligible to participate in the exchange program, you should read these written materials carefully when they become available because these materials will contain important information about the exchange program. The Company will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the Exchange. The Company’s stockholders and option holders will be able to obtain these written materials and other documents filed by the Company with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

ITEM 12. EXHIBITS.

EXHIBIT NUMBER	DESCRIPTION
99.1	E-mail communication to Employees from M. Kenneth Oshman, Chief Executive Officer